Contact

www.linkedin.com/in/michaelmontgomery3 (LinkedIn)
www.monty.com (Company)

Top Skills

Investment Banking
Mergers
Private Equity

Languages

English (Native or Bilingual)
french (Professional Working)
italian (Limited Working)

Michael Montgomery

Founder of Montgomery Advisory LLC
Santa Monica

Experience

UCLA Anderson School of Business

Lecturer
September 2014 - Present (7 years 9 months)
Los Angeles

Lecturer in the Graduate school of business

Montgomery Advisory LLC

Founder
May 2013 - Present (9 years 1 month)
Santa Monica

Michael is the Founder of Montgomery Advisory LLC. He offers strategic advisory services to clients, primarily in the digital media and financial services sectors.

Montgomery & Co., LLC

President
August 1999 - Present (22 years 10 months)
Santa Monica

Since 1999 through 2013, Michael has been the President of Montgomery & Co., responsible for the investment banking practice at Montgomery & Co. He directly advised companies such as Intermix (My Space), Club Penguin, Daily Candy and Bigpoint on their sale processes. He also directly advised a number of companies on fund raising. He continues his role as he winds down the activities of Montgomery & Co. He and his team advised Society6 on their sale to Demand Media.

Previous to Montgomery & Co., he was the CEO of Sega Gameworks, and previously, a partner at DreamWorks SKG. In 1993 to 1994, Michael was the CFO of Euro Disney and prior to that, the Treasurer of the Walt Disney Company.

Michael currently chairs the Audit Committee for both DreamWorks Animation (DWA) and Synacor (SYNC). Both companies are listed on NASDAQ.

Sega GameWorks
CEO
September 1996 - January 1999 (2 years 5 months)

Sega GameWorks, a joint venture between Sega, Universal Studios and DreamWorks. At its peak, SegaGameworks employed 1,000 people in over 30 sites worldwide.

DreamWorks Animation
Partner
January 1995 - September 1996 (1 year 9 months)

Joined the team early on to help three superstars raise several billion of capital. I also helped with securing their real estate and tried to find a way ago build anew studio at Playa Vista, but we decided not to go ahead with that project.

Euro Disney SA
CFO and Director Generale
January 1993 - September 1994 (1 year 9 months)
Paris Area, France

Was sent by Disney to restructure both operationally and financially the failing theme park.
With a great group of hard working persons, we succeeded, the first of many restructurings!
It was a mess...

The Walt Disney Company
Treasurer
1986 - 1993 (7 years)

Started as Assistant Treasurer and then became Treasurer in 1991.

Education

Dartmouth College - The Tuck School of Business at Dartmouth
BA and MBA, Economics, Business · (1972 - 1977)